__________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic World Business Summit Opens Today

Paris France  (15th November 2005) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today the opening of the Magic World Business Summit, a two day international business forum that includes seminars and workshops presented by leading analysts, Magic customers and technology partners including Forrester Research, Vodafone, Nespresso, BSkyB, Adecco, SAP, IBM and Hitachi.  The Summit is being held in Paris, France on the 15th-16th November 2005.

Regev Yativ, Managing Director of Magic Software EMEA comments, “We are honoured to host this year’s summit, which coincides with the centenary of Jules Verne, one of France’s most famous authors and visionaries. Verne’s motto – “Anything one man can imagine, other men can make real”, relates well to Magic’s goals and those of our partners and end users. From the outset we have tried to be visionaries by creating technologies that will help customers realise their projects and ideas in the most efficient way.”. “Our vision has always been to provide developers and business analysts with a productivity layer that simplifies programming by hiding complexity, automating mundane and repetitive tasks and accelerating maintenance. It so happens, that these are precisely the emerging requirements from new development tools for service oriented composite applications” added Avikam Perry, Magic’s CTO and VP R&D.

Under visionary ambiance of the Jules Verne era, the 300 invited attendees to Magic World Business Summit will have the opportunity to network with peers, key vendors, speakers and delegates from internationally renowned companies. The Summit focuses on the key emerging areas in application development and business integration – in particular composite applications and SOA - and provides an insight to how some of world’s best known companies have been using Magic’s technology to address specific areas of their business operations. Among the highlights of the Summit will be the launch of the public phase of the eDeveloper V10 Beta program. To learn more about this Beta and how to participate in it visit http://www.magicsoftware.com/edeveloper/10/beta

###

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: November 15, 2005